

April 14, 2014

Via E-mail
R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

Re: Array BioPharma Inc.
Form 10-K for the fiscal year ended June 30, 2013
Filed August 12, 2013
Form 10-Q for the quarterly period ended December 31, 2013
Filed February 5, 2014
File No. 001-16633

Dear Mr. Carruthers:

We have reviewed your March 12, 2014 response to our February 14, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended June 30, 2013

Item 1. Business
Intellectual Property, page 31

1.   We acknowledge your response to our prior comment 1 and your proposed disclosure. In addition, with respect to your MEK162 and selumetinib development programs, please disclose the expiration dates for the U.S. and non-U.S. issued patents of which you are aware. To give added context to the patent status of these partnered development programs, to the extent that your knowledge is limited to your own efforts to obtain patent protection, please make clear that each of your partners is engaged in its own patent prosecution activities to which you are not privy. You should further explain that, as a consequence, your description of expiration dates and other patent-related information in the 10-K does not reflect the activities of your development partners which they have not shared with you.

Notes to the Financial Statements

Note 1 – Overview and Basis of Presentation
Revenue Recognition, page F-12

2.   We acknowledge your response to prior comment 2. Please provide us proposed disclosure to be included in future periodic reports that clarifies your accounting policy for evaluating and determining the recognition of revenue under your collaboration and partnering agreements when you receive non-refundable up-front payments and license fees in a multiple-element arrangement.

Note 5 – Deferred Revenue

Genentech Chk-1 Agreement

3.   We acknowledge your response to prior comment 4. Please provide us an analysis supporting your revenue recognition for the amount of arrangement consideration allocated to "the activities related to the achievement of a specified milestone." In this regard, it is not clear why separate amounts of that arrangement consideration allocated were not determined for phases 1 and 2, which would be recognized over their respective performance periods. Further, it is not clear as to your rationale in determining the amount you are recognizing over the phase 1 period and why you would recognize the milestone at the beginning of phase 2.

Loxo Oncology Drug Discovery Collaboration Agreement

4.   Your response to prior comment 4 appears to indicate that the fair value of the preferred stock represented the fair value of the license. Please explain to us why in this multiple element arrangement the selling price of the license was not used when applying the relative selling price method to the total consideration. Tell us the selling price of this deliverable as determined under ASC 605-25-30.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Legal Branch Chief, at (202) 551- 3675 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant